Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2012 (the 2012 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Legal and Political Reforms

A decree amending Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution) was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on December 20, 2013. These amendments are directed at both the hydrocarbons and the electric power sectors. In particular, pursuant to these amendments, both Petróleos Mexicanos (PEMEX) and the Comisión Federal de Electricidad (CFE) will be transformed from decentralized public entities into “productive state-owned companies,” and will be granted technical, managerial and budgetary autonomy, subject to certain controls. As productive state-owned companies, PEMEX and CFE will be expected to create economic value, utilizing both industry best practices and sound corporate governance. The Mexican government will retain full ownership of PEMEX and CFE.

With respect to the hydrocarbons sector, these amendments also include, among others, the following features:

•	Hydrocarbon reserves located in Mexico are to remain the property of the Mexican nation. The Government will be responsible for carrying out exploration and extraction activities through agreements with private sector companies. These agreements relating to oil and gas exploration and production will be regulated through a new contractual framework, including production-sharing contracts, profit-sharing contracts, service contracts and licenses. However, the Government will not be permitted to grant concessions to private sector companies with respect to exploration and extraction activities.

•	The Secretaría de Energía (Ministry of Energy) will now be responsible for: (1) administering Mexico’s energy policy; (2) awarding and adjudicating assignments to productive state-owned companies and selecting those areas that will be subject to exploration and extraction contracts with the technical assistance of the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission); (3) issuing permits for oil treatment and refinement, and for natural gas processing; and (4) establishing the guidelines for public bidding on contracts. The National Hydrocarbon Commission is now responsible for administering these public biddings and will be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency.

•	Like the National Hydrocarbon Commission, the Comisión Reguladora de Energía (Energy Regulatory Commission) will also be established as a separate legal entity with technical and managerial autonomy and budgetary self-sufficiency. The Energy Regulatory Commission will be responsible for, among other things, issuing permits for the storage, transportation and distribution by pipeline of petroleum products.

•	PEMEX will participate in a “round zero,” pursuant to which it will request that the Ministry of Energy assign it certain areas for exploration and production (which it may already have rights to) based on PEMEX’s operational capacity. Areas not requested by or assigned to PEMEX will be subject to a bidding process open to private persons and companies.

•	The creation of a new public trust, the Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Mexican Petroleum Fund for Stabilization and Development), to be administered by Banco de México, which will be responsible for receiving, administering and distributing the income derived from exploration and production activities carried out under assignments granted, or contracts entered into, pursuant to these reforms, excluding any tax revenues generated as a result of such activities. A technical committee, composed of the Secretary of Energy, the Secretary of Finance and Public Credit, the Governor of Banco de México and four independent members, will oversee the allocation of the trust’s resources.

•	The Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector de Hidrocarburos (National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector) is to be established as a Government agency with the principal objective of regulating and managing certain aspects of Mexican oil and gas operations, mainly with respect to safety and environmental protection.

With respect to the electric power sector, these amendments also include, among others, the following features:

•	The Government is to remain exclusively responsible for: (1) the planning and administration of the national power system; and (2) the public service of transmission and distribution of electric energy. No concessions may be granted with respect to these activities, but the Government is allowed to enter into contracts with private persons under certain legally prescribed terms. Electricity generation and transformation are currently open to private investment and operation.

•	The Energy Regulatory Commission will be entrusted with regulating and issuing power generation permits to private parties.

•	Two new decentralized government agencies are to be established. The first is the Centro Nacional de Control del Gas Natural (the National Center for the Control of Natural Gas), which will be tasked with owning and operating the national natural gas transportation and storage infrastructure, which is currently owned and operated by PEMEX. The second is the Centro Nacional de Control de Energía (National Center of Energy Control), which is tasked with operating the national electricity network and the administration of the wholesale electricity market.

Gross Domestic Product

The following table sets forth the composition of Mexico’s real gross domestic product (GDP) by economic sector in constant 2008 pesos for the periods indicated.

	Real GDP by Sector
	2008		2009		2010(1)		2011(1)		2012(1)		First nine months of 2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	386.1	Ps.	377.1	Ps.	404.4	Ps.	379.0
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.0		1,017.1		1,025.5		1,002.8
Utilities		252.6		255.8		267.4		285.4		292.0		289.5
Construction		1,030.7		968.2		975.5		1,014.4		1,034.8		967.7
Manufacturing		2,027.3		1,857.9		2,016.7		2,109.7		2,188.9		2,218.0
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,749.0		1,913.7		1,998.1		2,027.6
Transportation and warehousing		700.6		650.0		700.1		728.1		759.9		766.1
Information		324.5		352.0		355.3		370.3		430.9		450.2
Finance and insurance		390.6		403.9		488.6		523.4		567.9		580.1
Real estate, rental and leasing		1,448.4		1,464.0		1,504.5		1,547.0		1,586.1		1,602.0
Professional, scientific and technical services		288.9		274.5		274.2		288.0		291.2		280.9
Management of companies and enterprises		74.4		68.2		71.8		74.3		79.3		75.2
Administrative and support and waste management and remediation services		398.8		370.8		373.4		395.4		412.7		420.8
Education services		472.2		473.0		473.9		481.2		491.9		490.1
Health care and social assistance		250.1		255.2		254.9		260.3		265.9		270.9
Arts, entertainment and recreation		57.4		55.0		57.3		56.9		58.5		56.6
Accommodation and food services		277.8		251.1		255.9		259.7		273.8		276.8
Other services (except public administration)		255.6		254.1		256.7		261.3		268.6		271.7
Public administration		458.1		467.4		478.8		472.1		490.0		486.2

Gross value added at basic values		11,941.2		11,379.9		11,961.2		12,435.3		12,920.3		12,912.4
Taxes on products, net of subsidies		315.7		300.8		316.5		329.1		343.3		343.1

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,764.4	Ps.	13,263.6	Ps.	13,255.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first nine months of 2013 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

The following table sets forth the percentage change in Mexico’s real GDP by economic sector in constant 2008 pesos for the periods indicated.

Real GDP Growth by Sector

(% change against prior years)(1)

	2008	2009	2010(2)	2011(2)	2012(2)	First nine months of 2013(2)(3)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.9%	1.2%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.8	(2.3)	7.3	0.6
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	0.8	(1.9)
Utilities	1.3	1.3	4.5	6.7	2.3	0.1
Construction	3.8	(6.1)	0.8	4.0	2.0	(4.5)
Manufacturing	(1.0)	(8.4)	8.5	4.6	3.8	1.2
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	11.9	9.4	4.4	2.9
Transportation and warehousing	(0.1)	(7.2)	7.7	4.0	4.4	1.5
Information	6.0	8.5	1.0	4.2	16.4	7.4
Finance and insurance	21.9	3.4	21.0	7.1	8.5	4.1
Real estate, rental and leasing	3.3	1.1	2.8	2.8	2.5	1.6
Professional, scientific and technical services	3.1	(5.0)	(0.1)	5.0	1.1	(0.9)
Management of companies and enterprises	7.5	(8.2)	5.3	3.4	6.7	(2.0)
Administrative support, waste management and remediation services	2.2	(7.0)	0.7	5.9	4.4	4.3
Education services	1.1	0.2	0.2	1.6	2.2	0.9
Health care and social assistance	1.3	2.0	(0.1)	2.1	2.1	2.3
Arts, entertainment and recreation	0.3	(4.1)	4.1	(0.8)	2.9	0.2
Accommodation and food services	0.1	(9.6)	1.9	1.5	5.4	2.1
Other services (except public administration)	1.3	(0.6)	1.0	1.8	2.8	2.1
Public administration	2.0	2.0	2.4	(1.4)	3.8	0.1

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first nine months of 2013 have been annualized.
(3)	First nine months of 2013 results as compared to the same period of 2012.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.2% in real terms during the first nine months of 2013, as compared to the same period of 2012. The relative decrease, as compared to prior periods, was due to a decrease in productive activity during the first half of 2013, which decreased at a higher rate than previously estimated.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2013 was 3.4%, 0.1 percentage points higher than during the same period of 2012. During the third quarter of 2013, inflation rates generally decrease in accordance with the downward trend observed from April through June 2013. Additionally, the inflation rate volatility experienced in March and April began to dissipate, which also supported a decline in the overall consumer inflation rate as the year progressed.

Interest Rates

During 2013, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.8%, as compared to 4.2% during 2012. Interest rates on 91-day Cetes averaged 3.8%, as compared to 4.4% during 2012.

On January 7, 2014, the 28-day Cetes rate was 3.1% and the 91-day Cetes rate was 3.4%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.5% during November 2013, a 0.6 percentage point decrease from the rate during the same period of 2012.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential

	2009	2010(1)	2011(1)	2012(1)	First ten months of 2013(1)(2)

Food	(0.3)%	1.7%	2.1%	1.6%	0.6%
Beverage and tobacco products	0.3	0.6	4.5	2.3	1.5
Textile mills	(7.4)	10.9	(4.5)	3.1	(2.8)
Textile product mills	(7.8)	2.5	(2.9)	(0.2)	4.9
Apparel	(7.6)	4.6	0.1	(0.7)	3.0
Leather and allied products	(4.8)	7.7	(0.7)	2.6	0.6
Wood products	(4.7)	5.5	5.0	14.2	(1.6)
Paper	(0.6)	3.7	(0.9)	4.6	2.4
Printing and related support activities	(6.5)	10.0	4.1	(4.0)	(8.6)
Petroleum and coal products	0.5	(7.2)	(3.7)	1.3	2.7
Chemicals	(3.1)	(0.4)	(0.2)	(1.1)	0.6
Plastics and rubber products	(9.6)	13.5	7.2	10.1	(0.8)
Nonmetallic mineral products	(9.4)	4.7	4.7	2.2	(2.6)
Primary metals	(16.4)	12.4	4.7	1.2	(0.6)
Fabricated metal products	(14.1)	8.8	6.9	5.8	0.4
Machinery	(19.9)	47.2	13.4	6.1	(1.7)
Computers and electronic products	(10.2)	3.7	6.5	2.2	15.1
Electrical equipment, appliances and components	(10.7)	10.1	2.0	1.7	(2.5)
Transportation equipment	(26.4)	42.2	16.4	13.2	5.4
Furniture and related products	(6.5)	7.1	1.1	3.3	(7.7)
Miscellaneous	(4.5)	1.9	0.8	2.6	(0.6)

Total expansion/contraction	(8.4)	8.5	4.6	3.8	1.5

(1)	Preliminary figures.
(2)	First ten months of 2013 results as compared to the same period of 2012.
(3)	Percent change reflects constant 2008 pesos.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.5% in real terms during the first ten months of 2013 as compared to the same period in 2012. In total, ten manufacturing sectors contracted during the first ten months of 2013, while eleven sectors grew in the first ten months of 2013, each as compared to the same period in 2012.

Petroleum and Petrochemicals

Based on its unaudited condensed consolidated interim financial statements for the first nine months of 2012 and 2013, PEMEX’s total sales decreased by 2.3%, from Ps. 1,226.3 billion in the first nine months of 2012 to Ps. 1,198.7 billion in the first nine months of 2013. This decrease in total sales resulted primarily from a 13.0% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 7.4% increase in domestic sales, as described below.

PEMEX’s domestic sales increased by 7.4% in the first nine months of 2013, from Ps. 631.6 billion in the first nine months of 2012 to Ps. 678.6 billion in the first nine months of 2013, primarily due to increases in the sales price of gasoline, natural gas and diesel and an increase in demand from the electricity generation sector. Domestic sales of petroleum products increased by 5.7% in the first nine months of 2013, from Ps. 567.6 billion in the first nine months of 2012 to Ps. 599.7 billion in the first nine months of 2013, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 45.5% in the first nine months of 2013, from Ps. 36.3 billion in the first nine months of 2012 to Ps. 52.8 billion in the first nine months of 2013, primarily due to higher sales prices and an increase in demand from the electricity generation sector. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 5.8%, from Ps. 27.7 billion in the first nine months of 2012 to Ps. 26.1 billion in the first nine months of 2013, primarily due to lower sales prices of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price of polyethylene decreased due to lower domestic demand.

PEMEX’s total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 13.0%, from Ps. 589.4 billion in the first nine months of 2012 to Ps. 512.7 billion in the first nine months of 2013, primarily due to: (1) a 2.8% decrease in the weighted average prices of export crude oil; (2) a 5.3% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity resulting from a reconfiguration of the Minatitlán refinery, as well as a decrease in overall crude oil production; and (3) the effect of the appreciation of the peso against the U.S. dollar on the translation of PEMEX’s U.S. dollar-denominated revenues to pesos. The weighted average price of the Mexican crude oil basket exported by PEMEX decreased by 2.8%, from U.S. $103.68 per barrel in the first nine months of 2012 to U.S. $100.81 per barrel in the first nine months of 2013.

In the first nine months of 2013, PEMEX reported a net loss of Ps. 92.6 billion (U.S. $7.1 billion) on Ps. 1,198.7 billion in total sales, as compared to a net income of Ps. 31.4 billion (U.S. $2.4 billion) on Ps. 1,226.3 billion in total sales in the first nine months of 2012. This decrease in net income is primarily explained by: (1) a decrease in other revenues, net, due primarily to a lower Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or the IEPS) credit; (2) a decrease in PEMEX’s income associated with the foreign exchange gain as a result of the depreciation of the peso against the U.S. dollar during the first nine months of 2013 as compared to the appreciation of the peso against the U.S. dollar during the first nine months of 2012 ; (3) a decrease in total sales, which resulted from decreased export sales primarily due to lower crude oil prices and sales volume; and (4) an increase in general expenses, which was mainly due to increases in the net cost of employee benefits for the period.

Financial System

Central Bank and Monetary Policy

At October 31, 2013, Mexico’s M1 money supply was 4.4% greater in real terms than the level at October 31, 2012. The amount of bills and coins held by the public was 2.5% greater in real terms than at October 31, 2012. In addition, the aggregate amount of checking account deposits denominated in pesos was 5.7% greater in real terms than at the same date in 2012.

At October 31, 2013, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 7.1% greater in real terms than financial savings at October 31, 2012. Savings generated by Mexican residents increased by 5.6% and savings generated by non-residents increased by 13.7%, both in real terms, as compared to the same period of 2012.

At December 31, 2013, the monetary base totaled Ps. 917.9 billion, an 8.5% nominal increase from the level of Ps. 846.0 billion at December 31, 2012, due to a higher demand for bills and coins held by the public.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At January 7, 2014, the IPC stood at 41,778.60 points, representing a 2.2% decrease from the level at December 31, 2013.

Banking Supervision and Support

At September 30, 2013, the total loan portfolio of the banking system was 4.5% greater in real terms than the total loan portfolio at December 31, 2012.

According to preliminary figures, at September 30, 2013, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 100.2 billion, as compared to Ps. 70.0 billion at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.4%, as compared to a ratio of 2.5% at December 31, 2012. The amount of loan loss reserves held by commercial banks at September 30, 2013 totaled Ps. 152.5 billion, as compared to Ps. 129.0 billion at December 31, 2012. As a result, commercial banks had reserves covering 152.1% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2013, Mexico registered a trade deficit of U.S. $2.7 billion, as compared to a trade deficit of U.S. $1.0 billion for the same period of 2012. In particular, exports increased or decreased as follows, each as compared to the first eleven months of 2012:

•	petroleum exports decreased by 7.8%;

•	non-petroleum exports increased by 3.9%;

•	merchandise exports increased by 2.2%, to U.S. $348.1 billion, as compared to U.S. $340.5 billion during the first eleven months of 2012; and

•	exports of manufactured goods (which represented 82.9% of total merchandise exports) increased by 4.2%.

According to preliminary figures, during the first eleven months of 2013, total imports increased by 2.7%, to U.S. $350.8 billion, as compared to U.S. $341.5 billion for the same period of 2012. In particular, imports increased as follows, each as compared to the first eleven months of 2012:

•	imports of intermediate goods increased by 2.5%;

•	imports of capital goods increased by 0.7%; and

•	imports of consumer goods increased by 5.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	First eleven months of 2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$45,194
Crude oil	43,342	25,614	35,919	49,322	46,788	39,082
Other	7,294	5,217	5,775	7,063	6,103	6,113
Non-oil products	240,707	198,872	256,780	292,990	317,814	302,908
Agricultural	7,895	7,726	8,610	10,309	10,914	10,179
Mining	1,931	1,448	2,424	4,063	4,906	4,205
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	288,524

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	348,102
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	52,754
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	262,593
Capital goods	39,097	30,645	30,247	35,032	38,568	35,422

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	350,769

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(2,667)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$99.16

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2013, Mexico’s current account registered a deficit of 1.3% of GDP, or U.S. $15.6 billion, as compared to a deficit of U.S. $5.4 billion for the same period of 2012. The capital account registered a surplus of U.S. $38.3 billion during the first nine months of 2013, as compared to a surplus of U.S. $29.9 billion during the same period of 2012. Foreign investment in Mexico totaled U.S. $41.1 billion during the first nine months of 2013 and was composed of direct foreign investment inflows totaling U.S. $28.2 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $12.9 billion.

At January 3, 2014, Banco de México’s international reserves totaled U.S. $176.6 billion, an increase of U.S. $7.4 million as compared to international reserves at December 27, 2013. At January 3, 2014, Banco de México’s net international assets totaled U.S. $180.2 billion, an increase of U.S. $1.5 billion from the amount at December 27, 2013.

The following table sets forth Mexico’s balance of payments for the periods indicated:

		Balance of Payments
	2008	2009	2010	2011	2012	First nine months of 2012(1)	First nine months of 2013(1)
		(in millions of dollars)
I. Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,836)	$(14,184)	$(5,375)	$(15,590)
Credits	343,686	273,250	346,529	399,248	421,496	314,574	321,823
Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	275,153	281,311
Non-factor services	18,216	15,096	15,621	16,153	16,817	12,688	15,673
Tourism	13,370	11,513	11,992	11,869	12,739	9,393	10,156
Others	4,847	3,583	3,629	4,284	4,078	3,295	5,517
Factor Services	8,530	6,797	10,812	10,569	11,205	9,218	8,330
Interest	6,128	4,253	3,388	3,475	2,833	2,031	1,860
Others	2,402	2,544	7,424	7,094	8,372	7,188	6,469
Transfers	25,597	21,653	21,623	23,152	22,768	17,514	16,509
Debits	363,242	280,974	349,759	411,084	435,680	319,949	337,412
Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	273,263	284,188
Non-factor services	26,431	25,139	25,565	30,289	30,835	22,648	23,921
Insurance and freight	10,000	7,510	8,723	10,225	9,726	7,202	7,299
Tourism	8,568	7,207	7,255	7,832	8,449	5,992	6,414
Others	7,863	10,422	9,587	12,232	12,661	9,454	10,207
Factor services	28,080	21,389	22,626	29,774	33,884	23,928	29,203
Interest	16,763	12,886	14,161	17,688	20,210	13,925	15,955
Others	11,316	8,503	8,465	12,086	13,674	10,003	13,248
Transfers	128	60	86	178	209	110	101
II. Capital account	32,204	16,181	45,598	50,985	51,614	29,875	38,320
Liabilities	40,046	34,272	91,492	61,714	86,586	59,211	66,354
Loans and deposits	9,887	10,033	45,428	13,075	14,455	8,045	25,246
Development banks	(496)	794	648	(283)	398	(680)	(279)
Commercial banks	234	(3,918)	29,323	(953)	(3,206)	(5,092)	10,673
U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—	—
Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	6,949	4,136
Non-financial private sector	728	(3,711)	5,657	8,401	8,867	6,869	10,717
PIDIREGAS(3)	12,853	—	—	—	—	—	—
Foreign investment	30,159	24,239	46,063	48,639	72,131	51,166	41,107
Direct	27,729	16,605	22,563	23,553	15,453	14,292	28,234
Portfolio	2,430	7,634	23,500	25,086	56,678	36,874	12,874
Equity securities	(3,503)	4,155	373	(6,566)	10,038	4,427	(1,243)
Debt securities	5,933	3,479	23,127	31,651	46,640	32,447	14,117
Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,973)	(29,337)	(28,033)
III. Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(16,707)	(6,855)	(10,277)
IV. Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	19,406	8,578

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Exchange Controls and Foreign Exchange Rates

During 2013, the average peso/dollar exchange rate was Ps. 12.7724 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on January 7, 2014 (which took effect on the second business day thereafter) was Ps. 13.0337 = U.S. $1.00.

Public Finance

Fiscal Policy

The Programa Nacional de Financiamiento del Desarrollo 2013-2018 (National Program to Finance Development 2013-2018, or PRONAFIDE), which was announced on December 16, 2013, establishes the Government’s fiscal policy goals. These goals include securing sufficient fiscal resources to strengthen social infrastructure and productivity. To this end, PRONAFIDE has outlined the following specific objectives:

1.	promote economic development and macroeconomic stability;

2.	improve the financial system to generate additional resources and to transform it into a simpler and more progressive system;

3.	increase spending efficiency to promote growth, development and productivity, while still maintaining accountability;

4.	encourage the notion of “fiscal federalism,” so that states and municipalities can also reach and maintain balanced public financing;

5.	foster inclusion, education, competition and transparency in the financial, insurance and pension systems, thereby increasing their access and coverage while retaining their effectiveness and reliability; and

6.	extend credit to development banks that facilitate access to financial services in strategic sectors of the economy and that place particular emphasis on the private sector.

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 188.4 billion (including physical investment expenditures by PEMEX) during the first nine months of 2013, or 1.2% of GDP. This deficit was Ps. 175.9 billion during the same period of 2012. The public sector balance registered a surplus of Ps. 26.5 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 17.7 billion surplus registered for the same period of 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a surplus of Ps. 15.8 billion during the first nine months of 2013, 34.5% lower in nominal terms than for the first nine months of 2012.

According to preliminary figures, during the first eleven months of 2013, public sector budgetary revenues amounted to Ps. 3,290.9 billion in nominal pesos, 1.2% less in real terms as compared to the same period of 2012. During the first eleven months of 2013, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2012:

•	crude oil revenues decreased by 1.8%;

•	non-oil tax revenues increased by 3.9%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.1 percentage points, to 11.7%, as compared to approximately 12.8% in the same period of 2012.

According to preliminary figures, during the first eleven months of 2013, net public sector budgetary expenditures increased by 0.2% in real terms as compared to the first eleven months of 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) decreased by 0.8% in real terms as compared to the first nine months of 2012. During the first eleven months of 2013, the financial cost of public sector debt decreased by 2.5% in real terms as compared to the same period of 2012.

As of September 30, 2013:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 28.4 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.8 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 37.0 million; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 15.2 billion.

On December 11, 2013, a fiscal reform decree amending and supplementing certain provisions of the Ley del Impuesto al Valor Agregado (Value Added Tax Law), the Ley del Impuesto Especial sobre Producción y Servicios (IEPS Law) and the Ley del Impuestos sobre la Renta (the Income Tax Law, or the ISR Law), and eliminating the Ley del Impuesto Empresarial a Tasa Única (the Corporate Tax Law, or the IETU Law) and the Ley del Impuesto a los Depósitos en Efectivo (Cash Deposit Tax Law, or the IDE Law), was published in the Official Gazette of the Federation. This decree, which became effective on January 1, 2014, includes, among others, the following features:

•	the prior 11% value added tax (VAT) rate that applied to transactions conducted along the border was raised to 16%, thereby matching the general VAT rate applicable throughout Mexico;

•	a green tax on the sale of fossil fuels was introduced, amounting to, in certain instances, Ps. 39.80 per ton of carbon-dioxide produced;

•	an excise tax of 8% now applies to items designated as “junk food,” as well as a fee of one peso per liter for the sale and import of sugary drinks; and

•	certain products and services that were previously VAT exempt, such as chewing gum, pets, pet food and certain public passenger transportation services, will now be subject to the VAT at the general rate of 16%.

In addition, as part of this fiscal reform, a new ISR Law was approved which includes, among others, the following features:

•	a 30% tax rate applies to individuals with annual incomes up to Ps. 750,000;

•	a 32% tax rate applies to individuals with annual incomes between Ps. 750,000 and Ps. 1.0 million;

•	a 34% tax rate applies to individuals with annual incomes between Ps. 1.0 million and Ps. 3.0 million;

•	a 35% tax rate applies to individuals with annual incomes of more than Ps. 3.0 million;

•	the régimen de pequeños contribuyentes (small taxpayers regime) was eliminated and the régimen de consolidación fiscal (tax consolidation regime) is to be eliminated as well; and

•	a new incorporation regime for affiliated taxpayers was introduced, applicable only to those individuals who have engaged in business activities involving the sale of goods or the rendering of services that do not require a professional degree or whose annual income does not exceed Ps. 2.0 million.

2014 Budget

On September 8, 2013, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014, or the 2014 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2014 Revenue Law and the 2014 Expenditure Budget were approved on October 31, 2013 and November 14, 2013, and were published in the Official Gazette of the Federation on November 20, 2013 and December 3, 2013, respectively. We refer to these two bills together as Mexico’s 2014 budget (the 2014 Budget).

The 2014 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2014 Budget. In addition, the 2014 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2014 Budget.

The 2014 Budget, as adopted by Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of 1.5% of GDP. Including PEMEX’s investment program, the 2014 Budget provides for a public sector budget deficit of 3.5% of GDP. The 2014 Budget contemplates public sector budgetary revenues totaling Ps. 3,816.7 billion, a 2.1% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2013 budget (the 2013 Budget). This is based on an assumed weighted average Mexican crude oil export price of U.S. $85.0 per barrel and an estimated volume of oil exports of 1,170 thousand barrels per day. Oil revenues are estimated at Ps. 1,256.7 billion in nominal pesos, a 1.9% decrease in real terms as compared to the estimated amount for the 2013 Budget. In addition, approved non-oil revenues are Ps. 2,551.0 billion, a 4.2% increase as compared to the estimated amount for the 2013 Budget. Finally, projected non-oil tax revenue also increased by 3.7% in real terms as compared to the amount approved for the 2013 Budget.

Mexico’s 2014 Budget provides for a total of Ps. 4,079.6 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 357.5 billion), a 9.2% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2013 (Federal Expenditure Budget for 2013, or the 2013 Expenditure Budget).

The 2014 Budget also authorizes the Government to incur net domestic debt in the amount of Ps. 570 billion in nominal pesos, or 3.2% of GDP. The 2014 Budget also authorizes the Government to incur an additional U.S. $10 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2012, as well as the first nine months of 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget and 2014 Budget.

2012 and First Nine Months of 2013 Results; 2013 Budget and 2014 Budget Assumptions and Targets

	2012 Results(1)	2013 Budget(2)	First nine months of 2013 Results(3)	2014 Budget(6)
Real GDP growth (%)	3.9%	3.5%	1.2%	3.9%
Increase in the national consumer price index (%)	3.6%	3.0%	1.9%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.81	$86.00 (4)	$100.69	$85.00
Current account deficit as % of GDP	(1.2)%	n.a.	(1.3)%	n.a.
Average exchange rate (Ps./$1.00)	13.2	12.9	12.7	12.9
Average rate on 28-day Cetes (%)	4.2%	4.6%	3.9%	4.0%
Public sector balance as % of GDP(5)	(2.6)%	(2.0)%	(1.2)%	(3.5)%
Primary balance as % of GDP(5)	(0.6)%	0.1%	0.1%	n.a.

n.a. = Not available.

(1)	Preliminary figures. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Programa Económico 2013 (Economic Program for 2013). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(3)	Preliminary figures.
(4)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(5)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(6)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2014 (General Economic Policy Guidelines for 2014) and in the Programa Económico 2014 (Economic Program for 2014), as modified by the 2014 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2013, the Government’s net internal debt totaled Ps. 3,682.6 billion, a 5.2% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 163.0 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 3,931 billion according to preliminary figures, a 4.3% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

According to preliminary figures, at September 30, 2013, the Government’s gross internal debt totaled Ps. 3,991 billion, an 11.6 % increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at December 31, 2012. Of the total gross internal debt at September 30, 2013, Ps. 431.1 billion represented short-term debt, as compared to Ps. 396.7 billion at the end of 2012, and Ps. 3,560.0 billion represented long-term debt, as compared to Ps. 3,178.6 billion at the end of 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,301.3 billion at September 30, 2013 according to preliminary figures, a 11.4% increase in nominal terms as compared to Ps. 3,861.1 billion outstanding at December 31, 2012.

According to preliminary figures, at September 30, 2013, the Government’s financing costs on its internal debt totaled Ps. 119.2 billion, or 0.8% of GDP, representing an 8.6% nominal increase as compared to its financing costs of Ps. 109.8 billion, or 0.7% of GDP, during the same period of 2012.

As of September 30, 2013, the average maturity of the Government’s internal debt decreased to 7.8 years as compared to the average maturity at December 31, 2012.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	December 31,
	2008			2009			2010			2011			2012			At September 30, 2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,664.3	91.8%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		568.7	14.3
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		208.1	5.2
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		890.2	22.3
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1994.1	50.0
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		3.1	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		326.3	8.2

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	3,990.6	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(307.9)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,682.6

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			25.0%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			23.1%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 163.0 billion at September 30, 2013 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2012 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at September 30, 2013, outstanding gross public sector external debt totaled U.S. $129.5 billion, an approximate U.S. $3.8 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $126.4 billion represented long-term debt and U.S. $3.2 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 35.3 % of nominal GDP, an increase of 3.7 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S.$	39,997	U.S.$	9,782	U.S.$	5,885	U.S.$	55,664	U.S.$	1,275	U.S.$	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(3)		66,912		50,063		5,626		122,601		3,125		125,726
September 30, 2013(3)		68,440		52,427		5,492		126,359		3,158		129,517

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012(3)			At September 30, 2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	106,855	82.5%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		6,753	5.2
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,986	1.5
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		971	0.8
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		12,952	10.0
Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	129,517	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the IMF (however, none were outstanding as of September 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.